EXHIBIT 99.2
                                                                    ------------

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED STATEMENTS OF EARNINGS

                                                                                       THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                                     JUNE 30      June 30      JUNE 30      June 30
(unaudited)                                                                             2004         2003         2004         2003
(in millions of Canadian dollars, except per share amounts)                                $            $            $            $
------------------------------------------------------------------------------------------------------------------------------------
Sales (note 1a)                                                                        1,439        1,386        2,794        2,738
------------------------------------------------------------------------------------------------------------------------------------

Cost of products sold                                                                  1,006        1,054        2,003        2,073
Distribution costs (note 1a)                                                             152          156          299          297
Countervailing and anti-dumping duties (note 1a)                                          29           20           52           39
Selling, general and administrative expenses (note 1d)                                    47           45           93           92
Closure costs (note 3)                                                                    --           --            7           --
Amortization of plant and equipment                                                      150          154          298          312
Amortization of intangible assets                                                          4            4            8            8
------------------------------------------------------------------------------------------------------------------------------------
Operating profit (loss) from continuing operations                                        51          (47)          34          (83)
Financial expenses (note 4)                                                               99           97          192          199
Loss (gain) on translation of foreign currencies                                          82         (298)         124         (572)
Other expenses (income) (note 5)                                                         (23)           2          (19)           5
------------------------------------------------------------------------------------------------------------------------------------

Earnings (loss) from continuing operations before the following items                   (107)         152         (263)         285
Income tax expense (recovery)                                                            (28)           7          (73)         (36)
Share of earnings from investments subject to significant influence                       (1)          --           (4)          --
Non-controlling interests                                                                  1           (1)          (1)          (5)
------------------------------------------------------------------------------------------------------------------------------------
Earnings (loss) from continuing operations                                               (79)         146         (185)         326
Earnings from discontinued operations (note 6)                                            --           --           75           --
------------------------------------------------------------------------------------------------------------------------------------
Net earnings (loss) for the period                                                       (79)         146         (110)         326
====================================================================================================================================

Earnings (loss) per common share (basic and diluted)
  From continuing operations                                                           (0.18)        0.33        (0.42)        0.74
  Net earnings (loss)                                                                  (0.18)        0.33        (0.25)        0.74
====================================================================================================================================

Weighted average number of common
        shares outstanding (in millions)                                                 440          440          440          440
====================================================================================================================================

CONSOLIDATED STATEMENTS OF DEFICIT

                                                                                       THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                                     JUNE 30      June 30      JUNE 30      June 30
(unaudited)                                                                             2004         2003         2004         2003
(in millions of Canadian dollars)                                                          $            $            $            $
------------------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period - as reported                                              (443)        (360)        (395)        (497)
Cumulative effect of changes in accounting policies (note 1d)                             --           (3)          (6)          (2)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, beginning of period - as restated                                              (443)        (363)        (401)        (499)
Net earnings (loss) for the period                                                       (79)         146         (110)         326
Dividends declared                                                                       (11)         (11)         (22)         (55)
------------------------------------------------------------------------------------------------------------------------------------
Deficit, end of period                                                                  (533)        (228)        (533)        (228)
====================================================================================================================================


See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
Consolidated Statements of Cash Flows

                                                                                       THREE MONTHS ENDED          SIX MONTHS ENDED
                                                                                     JUNE 30      June 30      JUNE 30      June 30
(unaudited)                                                                             2004         2003         2004         2003
(in millions of Canadian dollars)                                                          $            $            $            $
------------------------------------------------------------------------------------------------------------------------------------
CONTINUING OPERATING ACTIVITIES
Earnings (loss) from continuing operations                                               (79)         146         (185)         326
Amortization                                                                             154          158          306          320
Future income taxes                                                                      (29)           3          (81)         (28)
Loss (gain) on translation of foreign currency long-term debt                             97         (329)         143         (628)
Employee future benefits, excess of disbursements over expense                           (11)          (9)         (26)         (11)
Gain on disposal of investment                                                           (25)          --          (25)          --
Share of earnings from investments subject to significant influence                       (1)          --           (4)          --
Non-controlling interests                                                                  1           (1)          (1)          (5)
Other non-cash items                                                                       5            2           14           11
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         112          (30)         141          (15)
Changes in non-cash operating working capital components                                 (86)         219         (212)          50
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) continuing operating activities                                 26          189          (71)          35
------------------------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES OF CONTINUING OPERATIONS
Increase in long-term debt                                                               728          852          967        1,238
Repayment of long-term debt                                                             (608)        (884)        (745)      (1,053)
Financing fees                                                                            (7)          (7)          (7)          (7)
Cash contributions by non-controlling interests                                            5            2            8           21
Dividends paid to shareholders                                                           (11)         (44)         (33)         (88)
Net proceeds on issuance of shares                                                        --            2           --            2
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) financing activities of continuing operations                  107          (79)         190          113
------------------------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES OF CONTINUING OPERATIONS
Additions to property, plant and equipment                                               (65)         (52)        (134)         (94)
Business acquisition, net of cash acquired  (note 2)                                     (10)          --          (10)          --
Acquisition of a non-controlling interest (note 2)                                        (7)          --           (7)          --
Net proceeds on disposal of discontinued operations (note 6)                              --           --          112           --
Net proceeds on disposal of an investment (note 6)                                        57           --           57           --
Investments                                                                               --           (2)          (3)         (21)
Other                                                                                     --           (1)          --          (22)
------------------------------------------------------------------------------------------------------------------------------------
Cash flows from (used in) investing activities of continuing operations                  (25)         (55)          15         (137)
------------------------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents during the period                                  108           55          134           11
Foreign currency translation adjustment on cash                                            3           (8)           7          (18)
Cash and cash equivalents, beginning of period                                            83           92           53          146
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                                                 194          139          194          139
====================================================================================================================================

See accompanying Notes to consolidated financial statements

        Components of the changes in non-cash operating working capital
            Accounts receivable                                                          (92)         131         (177)         161
            Inventories                                                                   39           80            2           21
            Prepaid expenses                                                             (15)          (4)         (22)          (2)
            Accounts payable and accrued liabilities                                     (18)          12          (15)        (130)
                                                                                --------------------------    ----------------------
                                                                                         (86)         219         (212)          50
                                                                                --------------------------    ----------------------

        Cash outflows (inflows) during the period related to
            Interest on long-term debt                                                    83           74          196          193
            Income taxes                                                                   2           (5)           4           (4)
                                                                                --------------------------    ----------------------
                                                                                          85           69          200          189
                                                                                --------------------------    ----------------------

ABITIBI-CONSOLIDATED INC.
Consolidated Balance Sheets

                                                  JUNE 30          December 31
(unaudited)                                          2004                 2003
(in millions of Canadian dollars)                       $                    $
--------------------------------------------------------------------------------

ASSETS

CURRENT ASSETS
Cash and cash equivalents                             194                   53
Accounts receivable                                   537                  372
Inventories                                           763                  755
Prepaid expenses                                       82                   58
--------------------------------------------------------------------------------
                                                    1,576                1,238

Investments (note 6)                                   18                  273
Property, plant and equipment                       6,387                6,421
Intangible assets                                     481                  489
Future income taxes                                   331                  296
Other assets                                           97                   91
Goodwill                                            1,383                1,377
--------------------------------------------------------------------------------
                                                   10,273               10,185
================================================================================



LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued liabilities            1,036                1,048
Long-term debt due within one year                    153                  317
--------------------------------------------------------------------------------
                                                    1,189                1,365

Long-term debt (note 7)                             5,212                4,641
Employee future benefits                               64                   86
Future income taxes                                   899                  934
Deferred gain (note 6)                                 --                  122
Non-controlling interests                              88                  167

SHAREHOLDERS' EQUITY
Capital stock                                       3,517                3,517
Contributed surplus (note 1d)                          23                   20
Deficit                                              (533)                (401)
Foreign currency translation adjustment              (186)                (266)
--------------------------------------------------------------------------------
                                                    2,821                2,870
--------------------------------------------------------------------------------
                                                   10,273               10,185
================================================================================


See accompanying Notes to consolidated financial statements

ABITIBI-CONSOLIDATED INC.
CONSOLIDATED BUSINESS SEGMENTS
(unaudited)
(in millions of Canadian dollars)

                                                                                  Operating    Additions to
                                                                                     profit         capital       Sales
THREE MONTHS ENDED JUNE 30, 2004                          Sales  Amortization      (loss)(1)      assets (2)     Volume
-----------------------------------------------------------------------------------------------------------------------------
                                                              $             $             $              $             $
Newsprint                                                   780            95            21             20         1,084   (a)
Value-added groundwood papers                               389            45            (1)            43           447   (a)
Wood products (3)                                           270            14            31              2           558   (b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     1,439           154            51             65
=============================================================================================================================

Three months ended June 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Newsprint                                                   805            98           (13)            19         1,179   (a)
Value-added groundwood papers                               391            47            (9)            28           455   (a)
Wood products (3)                                           190            13           (25)             5           535   (b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     1,386           158           (47)            52
=============================================================================================================================


                                                                                  Operating    Additions to
                                                                                     profit         capital       Sales
SIX MONTHS ENDED JUNE 30, 2004                            Sales  Amortization      (loss)(1)      assets (2)     Volume
-----------------------------------------------------------------------------------------------------------------------------
                                                              $             $             $              $             $
Newsprint                                                 1,566           189            21             40         2,224   (a)
Value-added groundwood papers                               754            89           (17)            89           884   (a)
Wood products (3)                                           474            28            30              5         1,046   (b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     2,794           306            34            134
=============================================================================================================================

Six months ended June 30, 2003
-----------------------------------------------------------------------------------------------------------------------------
Newsprint                                                 1,589           201           (32)            36         2,295   (a)
Value-added groundwood papers                               784            91            (6)            50           889   (a)
Wood products (3)                                           365            28           (45)             8           988   (b)
-----------------------------------------------------------------------------------------------------------------------------
Continuing operations                                     2,738           320           (83)            94
-----------------------------------------------------------------------------------------------------------------------------

(1) Operating profit (loss) for the "Newsprint" segment for the six months ended June 30, 2004 includes closure costs of $3 million (there were no such costs for the six months ended June 30, 2003). Operating profit (loss) for the "Value-added groundwood papers" segment for the six months ended June 30, 2004 includes closure costs of $4 million (there were no such costs for the six months ended June 30, 2003). Operating profit (loss) for the "Value-added groundwood papers" segment for the three months and for the six months ended June 30, 2004 includes start up costs of $5 million (there were no such costs for the six months ended June 30, 2003).

(2)  Capital assets include property, plant and equipment and intangible assets.

(3) Wood products sales are presented net of inter-segment sales of $45 million in the three months ended June 30, 2004 ($51 million in the three months ended June 30, 2003) and $90 million in the six months ended June 30, 2004 ($93 million in the six months ended June 30, 2003).

     (a)   in thousands of tonnes
     (b)   in millions of board feet

                                                      JUNE 30       December 31
                                                         2004              2003
TOTAL ASSETS                                                $                 $
--------------------------------------------------------------------------------
Newsprint                                               6,669             6,561
Value-added groundwood papers                           2,903             2,874
Wood products                                             701               750
--------------------------------------------------------------------------------
                                                       10,273            10,185
================================================================================

ABITIBI-CONSOLIDATED INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
JUNE 30, 2004
(Unaudited)


1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
     These consolidated financial statements of Abitibi-Consolidated Inc. (the "Company"), expressed in Canadian dollars, are prepared in accordance with Canadian Generally Accepted Accounting Principles and should be read in conjunction with the latest annual financial statements.

     These consolidated financial statements are prepared using the same accounting principles and application thereof as the financial statements for the year ended December 31, 2003, except for the following:


a)   GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
     Effective January 1, 2004, the Company applied the new Section 1100 of the Canadian Institute of Chartered Accountants Handbook (the "Handbook"), "GENERALLY ACCEPTED ACCOUNTING PRINCIPLES", which eliminates "industry practice" as a possible source for consultation. As a result, the Company now records its distribution costs and its countervailing and anti-dumping duties as operating expenses, instead of as a reduction from gross sales to determine "Sales". This statement was applied retroactively with restatement. Therefore, sales and operating expenses for the three months ended June 30, 2003 have been increased by $156 million of distribution costs and $20 million of countervailing and anti-dumping duties, respectively (sales for the six months ended June 30, 2003 have been increased by $297 million of distribution costs and $39 million of countervailing and anti-dumping duties, respectively).


b)   IMPAIRMENT OF LONG-LIVED ASSETS
     Effective January 1, 2004, the Company adopted the new Handbook section 3063, "IMPAIRMENT OF LONG-LIVED ASSETS", which establishes standards for recognition, measurement and disclosure of the impairment of non-monetary long-lived assets, including property, plant and equipment, intangible assets with finite useful lives, deferred pre-operating costs and long-term prepaid assets. The adoption of this new standard had no impact on the Company's consolidated financial statements.


c)   ASSET RETIREMENT OBLIGATIONS
     Effective January 1, 2004, the Company adopted the new Handbook section 3110, "ASSET RETIREMENT OBLIGATIONS", which focuses on the recognition, measurement and disclosure of liabilities related to legal obligations associated with the retirement of tangible long-lived assets. The adoption of this new standard had no impact on the Company's consolidated financial statements.


d)   STOCK-BASED COMPENSATION PLAN
     Effective January 1, 2004, the Company applied the new recommendation of Handbook section 3870, that states that a fair value based method must be used. The intrinsic value method is no longer acceptable. The recommendation was applied retroactively with restatement for all stock options granted after January 1, 2002. As a result of this recommendation, "Contributed Surplus" and "Deficit" both increased by $6 million as of December 31, 2003. The restatement of prior period earnings resulted in an increase in "Selling, general and administrative expenses" of $1 million ($0.01 per share) for the three months ended June 30, 2003 and of $2 million ($0.01 per share) for the six months ended June 30, 2003.


e)   HEDGING RELATIONSHIPS
     Effective January 1, 2004, the Company applied the Accounting Guideline ("AcG") AcG-13, "HEDGING RELATIONSHIPS", that presents its views on the identification, designation, documentation and effectiveness of hedging relationships, for the purpose of applying hedge accounting, as well as on the discontinuance of hedge accounting. The adoption of this new standard had no impact on the Company's consolidated financial statements.

f)   REVENUE RECOGNITION
     Effective January 1, 2004, the Company applied the accounting treatments of Emerging Issues Committee ("EIC") EIC-141, "REVENUE RECOGNITION", EIC-142, "REVENUE ARRANGEMENTS WITH MULTIPLE DELIVERABLES" and EIC-143, "ACCOUNTING FOR SEPARATELY PRICED EXTENDED WARRANTY AND PRODUCT MAINTENANCE Contracts". EIC-141 summarizes the principles set as interpretative guidance on the application of Handbook section 3400, "Revenue". Specifically, this EIC presents the criteria to be met for revenue recognition to be considered achieved. EIC-142 addresses certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities for a given customer. Finally, EIC-143 considers the issue of how revenue and costs from a separately priced extended warranty or product maintenance contract should be recognized. The application of these accounting treatments has no impact on the Company's consolidated financial statements.


2.   ACQUISITIONS

a)   ACQUISITION OF THE NON-CONTROLLING INTEREST
     On June 2, 2004, the Company exercised its option, at the predetermined nominal amount of US$5 million, to acquire the other joint venture partner's 50% non-controlling interest in Alabama River Newsprint Company and Alabama River Recycling Company. As part of this transaction, the Company renounced its loan receivable from the partner, and the partner renounced its right to the subordinated long-term debt. The book value of the non-controlling interest amounted to $90 million as at June 2, 2004.

     The $12 million excess of consideration over the book value of non-controlling interest has been allocated to property, plant and equipment.

b)   BUSINESS ACQUISITION
     On May 17, 2004, the Company acquired the assets of Cooperative Forestiere Laterriere for a cash contribution of $10 million. The consideration paid was entirely allocated to property, plant and equipment. The results of this business acquisition have been included in the consolidated financial statements since its effective date of acquisition.

     These acquisitions were accounted for using the purchase method of accounting, whereby the total cost of the acquisitions have been allocated to the assets acquired and to the liabilities assumed based upon their respective fair values at the effective date of acquisition.


3.   CLOSURE COSTS
     During the fourth quarter of 2003, the Company announced the indefinite idling of its Lufkin, Texas and Port-Alfred, Quebec paper mills. This resulted in a charge of $67 million ($44 million net of income taxes) mainly for severance costs, other labor related costs and other costs resulting from the idling of these mills. As at December 31, 2003, the provision for closure costs amounted to $62 million. The following table provides a reconciliation of the closure costs provision for the period:

                                         THREE MONTHS ENDED    SIX MONTHS ENDED
                                                    JUNE 30             JUNE 30
                                                       2004                2004
     (in millions of Canadian dollars)                    $                   $
     ---------------------------------------------------------------------------

     Closure costs provision, beginning of period        42                  62
     Closure costs incurred during the period             -                   7
     Payment                                            (12)                (39)
     ---------------------------------------------------------------------------
     Closure costs provision, end of period              30                  30
     ===========================================================================

     During the six months ended June 30, 2004, $7 million of additional costs resulting from the idling of these mills have been recorded as closure costs in the consolidated statements of earnings. The Company expects to pay the balance of the provision, $30 million, during 2004.

4.   FINANCIAL EXPENSES

                                          THREE MONTHS ENDED   SIX MONTHS ENDED
                                                     JUNE 30            JUNE 30
                                                2004    2003      2004     2003
     (in millions of Canadian dollars)             $        $        $        $
     ---------------------------------------------------------------------------

     Interest on long-term debt                   95       95      186      198
     Amortization of deferred financing fees       1        1        3        2
     Interest income                               -       (1)      (1)      (5)
     Other                                         3        2        4        4
     ---------------------------------------------------------------------------
                                                  99       97      192      199
     ===========================================================================


5.   OTHER EXPENSES (INCOME)

                                          THREE MONTHS ENDED   SIX MONTHS ENDED
                                                     JUNE 30            JUNE 30
                                                2004    2003      2004     2003
     (in millions of Canadian dollars)             $        $        $        $
     ---------------------------------------------------------------------------
     Gain on disposal of investment              (25)      --      (25)       -
     Discount on sales of accounts receivable      2        2        4        4
     Other                                        --       --        2        1
     ---------------------------------------------------------------------------
                                                 (23)       2      (19)       5
     ===========================================================================


6.   INVESTMENTS
                                                        JUNE 30     December 31
                                                           2004            2003
     (in millions of Canadian dollars)                        $               $
     ---------------------------------------------------------------------------

     Investments in companies and other entities
     subject to significant influence
          SFK Pulp General Partnership ("SFK GP")            --             148
          Private entities                                   17              43

     Investments in other private companies, at cost          1              82
     ---------------------------------------------------------------------------
                                                             18             273
     ===========================================================================

     On February 27, 2004, the Company sold its remaining 25% interest in SFK GP for gross proceeds of $118.5 million. The Company recorded a gain of $85 million, before income taxes, after considering the original cost of the investment, the reversal of the deferred gain related to this investment and $6 million of transaction costs. This gain is included in earnings from discontinued operations in the consolidated statements of earnings.

     On May 19, 2004, the Company sold its 21% interest in Voyager Panel Limited for gross proceeds of $57 million. The gain of $25 million, before income taxes, related to this transaction is included in other expenses (income) in the consolidated statements of earnings.

     On June 2, 2004, following the acquisition of the non-controlling interest in Alabama River Newsprint Company and Alabama River Recycling Company, the Company renounced its loan receivable from the partner.


7.   LONG-TERM DEBT
     On June 15, 2004, the Company issued a private placement of to US$200 million 7.75 % notes due 2011 and US$200 million floating-rate notes due 2011. The net proceeds of these issues were used to repay the US$118 million floating-rate term loan maturing on June 30, 2004 of Alabama River Newsprint Company, to repay bank indebtedness and for general corporate purposes.

8.   STOCK-BASED COMPENSATION PLANS

a)   PERFORMANCE SHARE UNITS PLAN
     The Company decided to discontinue the performance share units ("PSUs") plan. All previously awarded PSUs will continue to become earned based on original PSU plan rules. As at June 30, 2004, 322,662 PSUs were outstanding, and there was no significant amount payable under this plan.


b)   RESTRICTED SHARE UNITS PLAN
     Effective January 1, 2004, the Company implemented a new restricted share units ("RSUs") plan. This plan provides for the granting of RSUs to executives and senior managers and, on an exceptionnal basis, other selected high potential and/or high performing key employees. The vesting of RSUs will be entirely subject to the Company's relative average financial performance versus other companies that comprise the comparator group during a set period (usually over 3 years). The Human resources & Compension Committee will approve on an annual basis the RSU grants, the financial benchmarks, the composition of the comparator group, the period during which the Company's performance will be evaluated, as well as the vesting conditions. During the six months ended June 30, 2004, the Company granted 693,320 RSUs. As at June 30, 2004, 687,647 RSUs were outstanding, and there was no significant amount payable under this plan.


9.   EMPLOYEE FUTURE BENEFITS
     The employee future benefits costs for the three months and six months ended June 30, 2004 are as follows:

                                                        THREE MONTHS ENDED      SIX MONTHS ENDED
                                                                   JUNE 30               JUNE 30
                                                           2004       2003      2004        2003
     (in millions of Canadian dollars)                        $          $         $           $
     --------------------------------------------------------------------------------------------
     Pension expense - defined contributions plans            2          2         5           5
     Defined benefit pension and other benefit costs         19         20        36          40

     In July 2004, the Company came to a five-year labor agreement with the employees of some of its newsprint and value-added groundwood paper mills. This labor agreement included improvements related to the defined benefit pension plans over the next 10 years and will result in an increase of approximately $160 million regarding accrued benefits obligations.

10.  COMMITMENTS

     On September 10, 2003, Pan Asia Paper Co. Pte Ltd ("PanAsia"), a 50 percent joint-venture of Abitibi-Consolidated, announced the creation of a joint venture with Hebei Longteng Paper Corporation of China to build and operate a newsprint mill in the industrially developed Hebei Province of China. The total cost of this project, for the joint venture, is estimated at approximately US$300 million. As of June 30, 2004, the Company's portion of the costs incurred by PanAsia is US$26 million and its portion of the firm commitments made by PanAsia in connection to this capital project is US$71 million.


11.  SUBSEQUENT EVENT
     On July 1, 2004, the Company acquired, for cash consideration of US$10.5 million, 2.5% interest of Augusta Newsprint Company, a company owning interest in a newsprint mill located in Augusta, Georgia. As a result of this transaction, the Company's interest rose from 50% to 52.5% and obtained control. Effective as at the date of acquisition and in accordance with Section 1590 of the Handbook, the Company's consolidated financial statements will include all the accounts of Augusta Newsprint Company, which will no longer be included on a proportionate consolidation basis.


12.  COMPARATIVE FIGURES
     Certain comparative figures presented in the financial statements have been reclassified to conform to the current period presentation.